**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**July 19, 2018**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**Fate Therapeutics, Inc.**

**File No. 001-36076 - CF#36444**

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Fate Therapeutics, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 5, 2015, as amended on November 6, 2015.

Based on representations by Fate Therapeutics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

| | |
|---|---|
| Exhibit 4.2 | through August 5, 2021 |
| Exhibit 10.1 | through August 5, 2021 |
| Exhibit 10.2 | through August 5, 2021 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary